

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2018

<u>Via E-mail</u>
Mr. John Richardson
Chief Financial Officer
A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, OH 44333

      Re: A. Schulman, Inc.
             Form 10-K for the Fiscal Year Ended August 31, 2017
             Filed October 25, 2017
             File No. 0-7459

Dear Mr. Richardson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ W. John Cash

                    W. John Cash
                    Accounting Branch Chief
                    Office of Manufacturing and Construction